SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

NEXTFIT, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

65338V 10 7

(CUSIP Number)

MYTOGE Development, LLC

c/o Bart Gleave

5872 South 900 East, Suite 200

Salt Lake City, UT 84121

(801) 541-1220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65338V 10 7

(1)

Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons (entities only)

Bart Gleave

(2)

Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b)

(3)

SEC Use Only ___________________________________________________________

(4)

Source of Funds (See Instructions):

OO

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)

Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power:	0
	(8) Shared Voting Power:	1,333,333
	(9) Sole Dispositive Power:	0
	(10) Shared Dispositive Power:	1,333,333

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

1,333,333 shares of common stock, which holds one vote per share

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)

Percent of Class Represented by Amount in Row (11):

6.31% of Common Stock and 2.39% of all voting rights

(14)

Type of Reporting Person (See Instructions):

IN

CUSIP No. 65338V 10 7

(1)

Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons (entities only)

MYTOGE Development LLC

20-8547564

(2)

Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b)

(3)

SEC Use Only ___________________________________________________________

(4)

Source of Funds (See Instructions):

OO

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)

Citizenship or Place of Organization

Utah

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power:	0
	(8) Shared Voting Power:	1,333,333
	(9) Sole Dispositive Power:	0
	(10) Shared Dispositive Power:	1,333,333

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

1,333,333 shares of common stock, which holds one vote per share

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)

Percent of Class Represented by Amount in Row (11):

6.31% of Common Stock and 2.39% of all voting rights

(14)

Type of Reporting Person (See Instructions):

CO

Item 1.

Security and Issuer.

Name and address of principal executive offices of Issuer:

NextFit, Inc.

235 West Sego Lily Dr., 2nd Floor

Sandy, UT 84070

Common Stock, $0.001 par value

Item 2.

Identity and Background.

(a)

Name of person filing (each a “Reporting Person”):

MYTOGE Development, LLC

Bart Gleave

(b)

Residence or Business Address:

MYTOGE Development, LLC and Bart Gleave

5872 South 900 East, Suite 200

Salt Lake City UT 84121

(c)

Principal occupation or business:

Bart Gleave – Dentist and manager of MYTOGE Development, LLC

MYTOGE Development, LLC – Holding Company

(d)

Criminal proceedings:

During the last five years, no Reporting Person, nor any managing member or member of Reporting Person, has been convicted in any criminal proceeding.

(e)

Civil Proceedings:

During the last five years, no Reporting Person, nor any managing member or member of Reporting Person, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State Securities laws, or finding any violation with respect to such laws.

(f)

Citizenship or Place of Organization:

Bart Gleave – United States

MYTOGE Development, LLC – Utah

Item 3.

Source and Amount of Funds or Other Consideration.

In June 2009 and on September 8, 2009 and October 13, 2009, the Company entered into Note Purchase Agreements and an addendum thereto with MYTOGE Development, LLC for aggregate loan proceeds to the Company of $300,000 used for day-to-day operations of the Company. As an inducement for MYTOGE Development, LLC to lend money to the Company, the Company issued 1,333,333 shares of Common Stock to MYTOGE Development, LLC. Bart Gleave is the sole managing member of MYTOGE Development, LLC.

Item 4.

Purpose of the Transaction.

No Reporting Person has any plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer.

(a)

MYTOGE Development, LLC and Bart Gleave beneficially own 1,333,333 shares of voting Common Stock of NextFit, Inc. consisting of 1,333,333 shares of Common Stock issued to MYTOGE Development, LLC. The aggregate shares represent approximately 6.31% of the Common Stock outstanding and approximately 2.39 % of all voting power of the Company outstanding.

(b)

MYTOGE Development, LLC and Bart Gleave have shared voting and dispositive power with respect to all shares of the Company’s Common Stock held in the name of MYTOGE Development, LLC.

(c)

As reported in Item 3, above, during the past 60 days, MYTOGE Development, LLC entered into certain Note Purchase Agreements with the Company, and received as part consideration therefore shares of Common Stock of the Company for no additional consideration.

(d)

N/A

(e)

N/A

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.

Material to be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: December 1, 2009	/s/ Bart Gleave
MYTOGE Development, LLC Bart Gleave, Managing Member

Date: December 1, 2009	/s/ Bart Gleave
Bart Gleave

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